Supplement dated August 11, 2023

to the

Annual Notice dated May 1, 2023

for

Nonparticipating Variable Annuity Contract (the “Contract”)

issued by

Farm Bureau Life Insurance Company

Farm Bureau Life Annuity Account

This Supplement amends certain information contained in the above-referenced Annual Notice. Please read this Supplement carefully and retain it for future reference.

Effective August 1, 2023, American Century Investment Management, Inc., the investment adviser for the American Century Investments VP Ultra® Fund and VP Value Fund (together, the “Funds”) available under your Contract, agreed to waive a portion of the management fee for each Fund. The fee waivers will remain in effect for one year until July 31, 2024. In that regard, the table below includes current expense information for the American Century Investments VP Ultra® Fund and VP Value Fund that reflects the fee waivers. The table below replaces in its entirety information about the Funds appearing in the table under the “Appendix: Investment Options Available Under the Contract” section of the Annual Notice.

Investment Objective	Investment Option and Adviser/Subadviser	Current Expense	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Long-term capital growth	AMERICAN CENTURY INVESTMENTS VP Ultra® Fund American Century Investment Management, Inc. (Adviser)	0.75%**	-32.38%	11.10%	14.12%
Long-term capital growth and income as a secondary goal	AMERICAN CENTURY INVESTMENTS VP Value Fund American Century Investment Management, Inc. (Adviser)	0.71%**	0.54%	7.85%	10.59%

** These Investment Options and their investment adviser have entered into contractual fee waiver arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Contract Owners and will continue until at least July 31, 2024.

*   *   *

For more information about your Contract, please refer to the Annual Notice, which is available online at www.fbfs.com/variable-product-documents. More information about the Funds is available in the prospectuses for the Funds, which can be found online at www.fbfs.com/variable-product-documents.

333-87632_FB VA 02-07 (737-527)